UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              LITTLE SWITZERLAND, INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  537528-10-1
                                 (CUSIP Number)

                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (717) 822-6277
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                               AUGUST 25, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 11 pages
Index to Exhibits on Page

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 2 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Seymour Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                      8,000
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                            8,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

CUSIP No. 537528-10-1                                      Page 3 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Evelyn Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                    - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                          - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                    Page 4 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Steven Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER

NUMBER OF      8     SHARED VOTING POWER
SHARES                    8,000
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         8,000

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1%

14      TYPE OF REPORTING PERSON*

        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                               Page 5 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trust f/b/o Allison Holtzman Garcia

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                  (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                           10,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       10,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .12%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                     Page 6 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Custodial Account f/b/o Chelsea Holtzman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                               (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

               7     SOLE VOTING POWER
                          3,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                  - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                      3,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                        - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        500

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .04%

14      TYPE OF REPORTING PERSON*

        OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 7 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        "Jewelcor Management, Inc."
        Federal Identifiction No.  23-2331228

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Nevada

               7     SOLE VOTING POWER
                           821,000
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                       821,000
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        821,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%

14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                  SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 8 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        S.H. Holdings, Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Delaware

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

                                 SCHEDULE 13D

CUSIP No. 537528-10-1                                      Page 9 of Pages

1       NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Jewelcor Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                   (b)x

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        See Item 3

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2 (E)

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. Pennsylvania

               7     SOLE VOTING POWER
                         - 0 -
NUMBER OF      8     SHARED VOTING POWER
SHARES                   - 0 -
BENEFICIALLY
OWNED BY       9     SOLE DISPOSITIVE POWER
EACH                     - 0 -
REPORTING
PERSON WITH   10     SHARED DISPOSITIVE POWER
                         - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         "INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7" "(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

     This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Little Switzerland, Inc. ("LIttle Switzerland"). Little Switzerland's principal executive offices are located at 161-B Crown Bay Cruise Ship Port, P.O. Box 930, St. Thomas, Virgin Islands.

Item 2. Identity and Background.

     This Statement is being filed jointly on behalf of Seymour Holtzman ("Mr. Holtzman"), Steven Holtzman, Mr. Holtzman's son, the Trust Account for the benefit of Allison Holtzman Garcia, Mr. Holtzman's daughter ("AHG Trust"), the Custodial Account for the benefit of Chelsea Holtzman, Mr.Holtzman's granddaughter ("C Custodial Account")and Jewelcor Management, Inc., a Nevada Corporation ("JMI") (each, individually, a "Reporting Person" and collectively, the "Reporting Persons").

     Mr. Holtzman's present principal occupation is Chairman of the Board and Chief Executive Officer of the Jewelcor Companies, including Jewelcor Management, Inc.

     Evelyn Holtzman, Mr. Holtzman's spouse ("Mrs. Holtzman"), is the custodian for the C Custodial Account. Mrs. Holtzman is a homemaker and her address is Mizner Tower, 300 Southeast Fifth Avenue, Suite 8100A, Boca Raton, FL 33432.

      Steven Holtzman is the President of Helvetia Time, Corp., 100 North Wilkes-Barre Boulevard, Wilkes-Barre, PA 18702

     The sole trustee of the AHG Trust is Theodore L. Krohn ("Mr. Krohn") who is Mr. Holtzman's brother-in-law. Mr. Krohn is an attorney who practices law as a sole practitioner. His principal business address is 400 Third Avenue, Kingston, Pennsylvania 18704.

     JMI is a wholly owned subsidiary of Jewelcor Inc., which is a wholly owned subsidiary of S.H. Holdings, Inc. (each, a "Company" and collectively, the "Companies"). Mr. Holtzman and Mrs. Holtzman own, as tenants by the entirety, a majority interest of S.H. Holdings, Inc. The Companies are located at 100 N. Wilkes-Barre Boulevard, Wilkes-Barre, PA 18702.

     Mr. Holtzman is the President and Chairman of the Board of Directors of each of the Companies. James Verano is the Vice President, the Treasurer and a Director of each of the Companies. Maria Sciandra is the Secretary and a Director of each of the Companies.

     During the five years immediately prior to the date hereof, none of the Reporting Persons nor, to their best knowledge, any of the other persons whose names are set forth in Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of Mr. Holtzman, Mrs. Holtzman, Steven Holtzman and Mr. Krohn is a citizen of the United States.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

     The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Mr. Holtzman acknowledges beneficial ownership of Common Stock owned by JMI.



Item 3. Source and Amount of Funds or Other Consideration.

     On July 17, 1998, Jewelcor Management, Inc. ("JMI") purchased 24,000 shares of Little Switzerland at an aggregate cost (including fees) of $81,010.00 with funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On August 21, 1998, JMI sold 2,000 shares of Little Switzerland for net proceeds (including fees) of $5,554.81.

     On August 25, 1998, JMI purchased 500,000 shares of Little Switzerland at an aggregate cost (including fees) of $1,053,030.00 with funds borrowed by JMI against its margin account with Bear Stearns Securities.

     On August 26, 1998, JMI purchased 174,000 shares of Little Switzerland at an aggregate cost (including fees) of $348,015.00 with funds borrowed by JMI against its margin account with Bear Stearns Securities. On August 27, 1998, JMI sold $5,000 shares of Little Switzerland for net proceeds (including fees) of $11,049.62.

     On August 26, 1998, the C Custodial Account purchased 3,000 shares of Little Switzerland at an aggregate cost (including fees) of $6,000.00 from funds held with Bear Stearns Securities.

     On August 26, 1998, Mr. Holtzman and Steven Holtzman purchased 8,000 shares of Little Switzerland at an aggregate cost (including fees) of $16,000.00 from funds held in a joint account with Bear Stearns Securities.

     On August 26, 1998, the AHG Trust purchased 10,000 shares of Little Switzerland at an aggregate cost (including fees) of $20,000.00 from funds held with Bear Stearns Securities.

     On September 3, 1998, JMI purchased 130,000 shares of Little Switzerland at an aggregate cost (including fees) of $327,836.00 with funds borrowed by JMI against its margin account with Bear Stearns Securities.

Item 4. Purpose of Transaction

     The Reporting Persons have, at this time, acquired their respective shares of common stock (the "Common Stock") of Little Switzerland, Inc. (the "Company") for the purpose of investment. The Reporting Persons are evaluating, and expects to continue to evaluate, their respective perceptions of the investment potential of the Common Stock and, depending on various factors including the results of such evaluations, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Common Stock, available opportunities to acquire or dispose of the Common Stock or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its respective businesses, the Reporting Persons may in the future take such actions with respect to such holdings in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Common Stock now owned or hereafter acquired.


Item 5. Interest in Securities of the Issuer.

   As of September 3, 1998, the Reporting Persons, collectively, are the beneficial owners of 842,000 shares of Common Stock. Based upon there being 8,554,202 shares of Common Stock outstanding, the Reporting Persons own approximately 9.84% of said outstanding shares.

   As of September 3, 1998, JMI beneficially owns an aggregate of 821,000 shares of Common Stock which amount represents 9.6% of the Company's outstanding shares.

     The responses of the Reporting Person to Items (7) through (11) of the cover pages to this Schedule 13D relating to the beneficial ownership of shares of Common Stock of the Issuer are incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

        See Exhibit A for a list of transactions within the last 60 days.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   September 4, 1998


                            /s/ Seymour Holtzman
                                Seymour Holtzman

                            /s/ Evelyn Holtzman
                                Evelyn Holtzman

                           /s/ Steven Holtzman
                               Steven Holtzman


                           Trust Account F/B/O Allison Holtzman Garcia

                           /s/ Theodore L. Krohn
                           Theodore L. Krohn, Trustee


                           Custodial Account F/B/O Chelsea Holtzman

                           /s/ Evelyn Holtzman
                           Evelyn Holtzman, Custodian



                           JEWELCOR MANAGEMENT, INC.

                           By: /s/ Seymour Holtzman
                           Name:   Seymour Holtzman
                           Title:  President

                           JEWELCOR INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                           S.H. HOLDINGS, INC.

                           By: /s/ Seymour Holtzman
                           Name: Seymour Holtzman
                           Title: President

                                                            Exhibit A

                       LIST OF TRANSACTIONS WITHIN 60 DAYS

                                                               TOTAL COST/
                    PURCHASED/SOLD         NUMBER OF SHARES    <NET PROCEEDS>
DATE PURCHASED      THROUGH                PURCHASED/<SOLD>    INCLUDING FEES
--------------      ---------              ----------------    ---------------
                   JEWELECOR MGT. INC.
7/17/98                                        24,000             $81,010.00
8/21/98                                        <2,000>            <$5,554.81>
8/25/98                                       500,000          $1,053,030.00
8/26/98                                       174,000            $390,015.00
8/26/98                                        <5,000>           <$11,049.62>
9/3/98                                        130,000            $327,836.00
                   Seymour Holtzman/
                   Steven Holtzman

8/26/98                                         8,000             $16,000.00

                   Trust F/B/O
                   A. Holtzman Garcia

8/26/98                                        10,000             $20,000.00

                   Custodial Account
                   F/B/O Chelsea Holtzman

8/26/98                                         3,000               6,000.00
                                            _____________       ______________
                                 Total        842,000          $1,877,286.57